United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release Vale reiterates on the renegotiation of the Renova Foundation Programs Rio de Janeiro, July 19th, 2021 - Regarding the news article published by Reuters agency, citing statements regarding the negotiations of a R$ 100 billion agreement between Samarco and public authorities, for the dam collapse in Mariana, Vale SA (“Vale” or “Company”) reiterates the content of the press release dated July 12th, 2021 - that is, that the documents governing the full reparation process associated with the dam rupture in Mariana are (i) the Transaction and Conduct Adjustment Agreement ("TTAC"), entered into in March 2016, and (ii) the subsequent Conduct Adjustment Term to review the governance of the programs ("TAC-GOV"), entered into on August 8th, 2018. Pursuant to §2 of clause 232 of the TTAC, the amount to compensate for the non-repairable damage caused by the Fundão dam rupture has already been stipulated and is not subject to renegotiation. As provided for in the TAC-GOV, in its clauses 94 and 95, and in the letter of principles signed with the Justice institutions on June 23rd, the renegotiation process is limited to the "final definition of the scope, current object (considering measures already executed and expenses already incurred), specific objectives and delivery milestones of the reparation programs” conducted by the Renova Foundation. Also, according to clause 95 of the TAC-GOV, the Parties undertake to “respect the principles and limits established” in the TTAC, which includes the values already agreed for non-repairable damages. Luciano Siani Pires Executive Officer of Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 19th, 2021		Head of Investor Relations